Exhibit 6.2

Limited Partnership Agreement of

MogulREIT II Operating Partnership, LP

This Limited Partnership Agreement (this “Agreement”) is made and entered into as of the [___] day of [_________], 2017.

W I T N E S S E T H :

Whereas, the parties hereto wish to form a limited partnership (the “Partnership”) pursuant to Chapter 17, Title 6 of the Delaware Code.

Now, Therefore, the parties hereto, intending to be legally bound, hereby agree as follows:

First: The name of the Partnership is MogulREIT II Operating Partnership, LP.

Second:    The Partnership is organized primarily for the object and purpose of (a) acquiring, directly or indirectly, improving, holding for investment, and disposing of equity and preferred equity investments in multifamily properties or entities primarily invested in one or more multifamily properties and other real estate related assets and (b) engaging in such additional acts and activities and conducting such other businesses related or incidental to the foregoing as the General Partner (as defined below) shall reasonably deem necessary or advisable, in each case in a manner consistent with the qualification and taxation of the General Partner as a real estate investment trust under the Internal Revenue Code of 1986, as amended (for so long as the General Partner’s board of directors determines that it is in the best interest of the stockholders of the General Partner to remain so qualified).

Third:  The Partnership has its principal place of business at 10780 Santa Monica Blvd., Suite 140, Los Angeles, CA 90025,  or at such other place or places as the General Partner may, in its discretion, from time to time, select.

Fourth:  The name and business address of each partner of the Partnership, general and limited, are as follows:

Name	Address

General Partner

MogulREIT II, Inc.	10780 Santa Monica Blvd.
(the “General Partner”)	Suite 140
Los Angeles, CA 90025

Limited Partner

MR II OP, LLC	10780 Santa Monica Blvd.
(the “Limited Partner”)	Suite 140
Los Angeles, CA 90025

Fifth:  The Partnership will continue until such time as it is terminated by action of the General Partner.

Sixth:  Capital may be contributed by the partners from time to time as determined by the General Partner.

Seventh:  The capital contribution of any partner may from time to time be returned as agreed by the General Partner.

Eighth:  The profits and losses of the Partnership in each year will be divided among the partners in proportion to the respective amounts of capital contributions made or agreed to be made by them.

Ninth:  The business and affairs of the Partnership shall be managed by its General Partner.  The General Partner shall have full and complete authority, power and discretion to (i) manage and control the business, affairs, properties, and subsidiaries of the Partnership, (ii) make all decisions and bind the Partnership regarding those matters, and (iii) perform any and all other acts or activities customary or incident to the management of the Partnership’s business.

Tenth:  No partner has the right to assign its or his Partnership interest.

Eleventh:  One or more new partners, limited or general, may be admitted to the Partnership upon the approval of the General Partner.

Twelfth:  The right to continue the business on the bankruptcy, dissolution, liquidation or withdrawal of the General Partner is given to the remaining partner(s).

Thirteenth:  This Agreement may be amended by agreement among the General Partner and the Limited Partner.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

In Witness Whereof, the undersigned have executed this Agreement as of the day and year first written above.

General Partner:

MogulREIT II, Inc., a Maryland corporation

By:
Title:

Limited Partner:

MR II OP, LLC, a Delaware limited liability company

By: MogulREIT II, Inc., a Maryland
corporation, its sole member

By:
Title:

[Signature Page to Limited Partnership Agreement of
MogulREIT II Operating Partnership, LP]